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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13 a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934


PROCESSED
JUL 1 7 2002
THOMSON
FINANCIAL
SEC MAIL
RECEIVED
JUL 1 1 2002
WASH. D.C.
154
SECTION

For the month of July, 20 02

Perusahaan Perseroan (Persero) PT TELEKOMUNIKASI INDONESIA

(Translation of registrant's name into English)

Jalan Japati No. 1 Bandung-40133 INDONESIA

(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F Form 20-F ☑ Form 40-F ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 Yes ☐ No ☑

[If "yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

Perusahaan Perseroan (Persero)
PT TELEKOMUNIKASI INDONESIA

(Registrant)

Date July 8th, 2002

By (Signature)

Setiawan Sulistyono
Head of Investor Relation Unit

GENERAL INSTRUCTIONS

A. Rule as to Use of Form 6-K.

This form shall be used by foreign private issuers which are required to furnish reports pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934.

B. *Information and Document Required to be Furnished.*

Subject to General Instruction D herein, an issuer furnishing a report on this form shall furnish whatever information, not required to be furnished on Form 40-F or previously furnished, such issuer (I) makes or is required to make public pursuant to the law of the jurisdiction of its domicile or in which it is incorporated or organized, or (ii) files or is required to file with a stock exchange on which its securities are traded and which was made public by that exchange, or (iii) distributes or is required to distribute to its securities holders.

SEC 1815 (7-91)

TELKOM



TELKOM

PERUSAHAAN PERSEROAN (PERSERO) P.T. TELEKOMUNIKASI INDONESIA, Tbk.

ANNOUNCEMENT OF DISTRIBUTION OF CASH DIVIDEND FOR YEAR ENDED DECEMBER 31, 2001

NO. 253 /PR110/UHI/2002

It is hereby announced to all shareholders of Perusahaan Perseroan (Persero) P.T. Telekomunikasi Indonesia, Tbk., abbreviated as PT TELKOM, (hereafter referred to as "the Company"), that the General Meeting of Shareholders (the "Meeting") 2002 of the Company held on June 21st, 2002 in Jakarta, among others has approved the following matters:

a. The distribution of net profit appropriation for the year 2001 in the amount of Rp.4,250,110,241,482.00 allocated as follows:
   1) 50% or Rp.2,125,055,120,741.00 for dividend or Rp.210.819 per share;
   2) 40% or Rp.1,700,044,096,594.00 for investment;
   3) 10% or Rp. 425,011,024,148.00 for reserves.

b. The authorisation to the Board of Directors to arrange the procedure of dividend payments.

The Company hereby announced rules for the distribution of cash dividend for year ended December 31, 2001 as follows: *

Schedule of Cash Dividend Payment to Shareholders:

Regular Market	Cum Dividend	July 24 2002	Recording Date	July 30 2002
	Ex Dividend	July 25 2002		
Cash Market	Cum Dividend	July 30 2002		
	Ex Dividend	July 31 2002	Payment of Cash Dividend	August 12 2002
Dividend per share		Rp. 210.819		

* Dividend payment for The Government of Republic of Indonesia shall be governed separately

a) Payment of cash dividend for the year 2001 in the amount Rp.210.819 per share shall be paid on August 12, 2002 to shareholders whose names are registered at the Company's Share Register at 16.00 hours Jakarta Time on July 30, 2002.
   - The Company will send notice of dividend payment (SPPD) to shareholders' address.
   - Cash Dividend will be paid in cash at Bank Negara Indonesia (BNI), the nearest branch in all places in Indonesia.
   - Cash Dividend for the amount of Rp.10,000,- or more, if requested can be transferred to the shareholders' bank account. Shareholders should notify the SAB at **PT DATINDO ENTRYCOM, Wisma Diners Club Annex, Jl. Jend. Sudirman Kav.34-35, Jakarta 10220,** by enclosing a copy of the valid original Identity Card. The dividend can only be transferred to the bank account of the same name with the shareholders name in Register List of Shareholders before July 30 2002.

b) Payment of cash dividend for shareholders whose share is registered through PT Kustodian Sentral Efek Indonesia (KSEI), cash dividend shall be distributed to owner of the security account on the depository of KSEI at the closing time of Jakarta Stock Exchange and Surabaya Stock Exchange trading on July 30, 2002.
   - Cash dividend shall be paid by KSEI on August 12, 2002.

c) The above schedule does not apply to ADS holders, for ADS holders shall apply New York Stock Exchange (NYSE) regulation, refers to Stock Administration Bureau (SAB) Record Date on July 30, 2002
   - *payment of cash dividend will be made through Custodian Bank which was appointed by the Bank of New York, for the* amount of shares registered at the register List of ADS holders at the SAB and KSEI and refers to Record Date on July 30, 2002.

d) The Company will apply Income Tax Deduction in accordance with the tax regulations for the payments of dividend.

e) In accordance with Circular Letter of the Director General of Tax No. SE-08/PJ.35/1993 jo. S-101/PJ.34/1996, tax deduction for non-Indonesian citizen shareholders will be adjusted with tariff based on Agreement to Avoid Double Taxation (AADT), PPh Article 26, at least by July 30, 2002, shareholders must sent the original letter of Domicile issued by the Government which as AADT with Indonesia, or a copy of letter of Domicile legalized by the authorized Custodian Officer, if those shareholders use Custodian Bank Service. If the above mentioned date elapsed and the SAB has not receive letter of Domicile from such shareholders, the dividend to be paid to those shareholders shall be subject to 20% income tax PPh Article 26.

Bandung, July 6th, 2002
Board of Directors

The Jakarta Post : July 6, 2002